Exhibit 7.4

MTR Corporation Limited

Computation of

Ratio of Earnings to Fixed Charges

Based on US GAAP

(Expressed in millions of HK$)

	As of December 31
	1999	2000	2001	2002	2003
Net income in accordance with US GAAP	2,449	3,418	4,468	3,261	1,369

Adjustments:
Income tax under HK GAAP	—	—	—	634	748
US GAAP adjustments related to taxes:
Deferred tax accounting	49	574	724	128	15
Tax effect of adjustments	72	(9)	160	(35)	(637)

Income before tax in accordance with US GAAP	2,570	3,983	5,352	3,988	1,495

Fixed charges:
Interest expenses	1,680	1,942	1,870	1,748	1,636
Amortization of debt discount or deferred debt costs	32	46	53	23	24
Representative portion of interest in operating lease expenses(1)	13	6	5	4	4

Total fixed charges (B)	1,725	1,994	1,928	1,775	1,664

Less: fixed charges capitalized	383	797	1,029	621	104

	1,342	1,197	899	1,154	1,560

Earnings before taxes and fixed charges (A)	3,912	5,180	6,251	5,142	3,055

Ratio of Earnings to Fixed Charges (A)/(B)	2.27	2.60	3.24	2.90	1.84

(1)	The balance represented one third of operating lease expenses of the Group.